EXHIBIT 2.3

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is made by and among Electronic Payment Exchange, Inc., a Delaware corporation (the “Company”), InterCept, Inc., a Georgia corporation (“InterCept”) and Raymond Moyer, an individual resident of Delaware (the “Executive”), on the 24th day of May, 2002, provided that the employment of the Executive under this Agreement shall commence upon, and only upon, the closing (the “Effective Date”) of the merger described in that certain Agreement and Plan of Merger dated May 21, 2002 by and among the Company, InterCept, InterCept Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of InterCept and certain stockholders of the Company.

The Company, which is being acquired by InterCept on the date of this Agreement, seeks to employ the Executive as its President and Chief Executive Officer. The Company is a full-service electronic payment processing company that specializes in enabling businesses to accept credit card, debit card and electronic check payments. The Company’s system is completely Internet-based and provides straight-through processing that eliminates a business’s need to use a gateway or invest in front-end technology to process, whether its transactions take place online, over the telephone or at the point of sale. The Board of Directors of the Company (the “Board”) expects that the Executive’s contribution to the growth and success of the Company, will be substantial. The Board desires to encourage the dedication of the Executive to the Company and to InterCept, which will promote the best interests of the Company, InterCept and its shareholders. The Executive is willing to serve the Company on the terms and conditions herein provided.

Certain capitalized terms used in this Agreement are defined in Section 16.

In consideration of the foregoing, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree (as of the Effective Date) that:

1.    Employment.    The Company shall employ the Executive, and the Executive shall serve the Company, as its President and Chief Executive Officer upon the terms and conditions set forth herein. The Executive shall have such authority and responsibilities as are consistent with his position and which may be assigned by the Board from time to time. The Executive shall devote his full business time, attention, skill and efforts to the performance of his duties hereunder, except during periods of illness or periods of vacation and leaves of absence consistent with Company policy. The Executive may devote reasonable periods of time to serve as a director or advisor to other organizations, to perform charitable and other community activities, and to manage his personal investments; provided, however, that such activities are approved by the Board (which approval shall not be unreasonably denied), do not materially interfere with the performance of his duties hereunder and are not in conflict or competitive with, or adverse to, the interests of the Company.

2.    Term.    The term of the Executive’s employment under this Agreement shall commence on the Effective Date and continue for a period of three (3) years (the “Term”), unless earlier terminated as provided in this Agreement. At the end of the initial three-year

Term, this Agreement shall automatically renew for consecutive terms of two (2) years each (“Renewal Terms”) unless either party hereto gives written notice to the other of such party’s intent to terminate not less than ninety (90) days before the end of the Term or any Renewal Term.

3.    Compensation and Benefits.

a.    The Company shall pay the Executive a salary at a rate of not less than $150,000 per annum in accordance with the salary payment practices of the Company. The Board shall review the Executive’s salary at least annually and may increase the Executive’s base salary if it determines in its sole discretion that an increase is appropriate.

b.    The Executive shall be eligible to participate in any management incentive programs established by the Company or InterCept and to receive incentive compensation based upon achievement of targeted levels of performance and such other criteria as the Board may establish from time to time. In addition, the Board shall annually consider the Executive’s performance and determine if any additional bonus is appropriate.

c.    The Executive shall be eligible for the grant of stock options, restricted stock, and other awards under the Plan. Within thirty (30) days of the Effective Date, as an inducement to the Executive’s entering into this Agreement, the Company shall grant the Executive options to purchase 25,000 shares of the common stock of InterCept.

d.    The Executive may participate in all retirement, welfare, deferred compensation, life and health insurance, and other benefit plans or programs of the Company now or hereafter applicable to the Executive or applicable generally to executives of the Company or InterCept or to a class of executives that includes senior executives of the Company or InterCept; provided, however, that during any period during the Term that the Executive is subject to a Disability, and during the 180-day period of physical or mental infirmity leading up to the Executive’s Disability, the amount of the Executive’s compensation provided under this Section 3 shall be reduced by the sum of the amounts, if any, paid to the Executive for the same period under any disability benefit or pension plan of the Company or any of its subsidiaries.

e.    The Company shall reimburse the Executive for travel, seminar, and other expenses related to the Executive’s duties that are incurred and accounted for in accordance with the practices of the Company.

f.    The Executive shall be entitled to a minimum of three (3) weeks of paid vacation during each year of this Agreement.

4.    Termination.

a.    The Executive’s employment under this Agreement may be terminated prior to the end of the Term only as follows:

(i)	upon the death of the Executive;

(ii)    by the Company due to the Disability of the Executive upon delivery of a Notice of Termination to the Executive;

(iii)    by the Company for Cause upon delivery of a Notice of Termination to the Executive;

(iv)    by the Company without Cause upon no less than thirty (30) days written notice to the Executive, provided the Company satisfies the provisions of Section 4(d);

(v)    by the Executive with Adequate Justification upon delivery of a Notice of Termination to the Company sixty (60) days before the intended Termination Date; and

(vi)    by the Executive for any reason other than with Adequate Justification upon delivery of a Notice of Termination to the Company sixty (60) days before the intended Termination Date.

b.    If the Executive’s employment with the Company shall be terminated during the Term (i) by reason of the Executive’s death, or (ii) by the Company for Disability, the Company or InterCept shall pay to the Executive (or in the case of his death, the Executive’s estate), within 15 days after the Termination Date, a lump sum cash payment equal to the Accrued Compensation and the Pro Rata Bonus.

c.    If the Executive’s employment with the Company shall be terminated during the Term by the Company for Cause, the Company or InterCept shall pay to the Executive, within 15 days after the Termination Date, a lump sum cash payment equal to the Accrued Compensation.

d.    If the Executive’s employment with the Company shall be terminated either (i) by the Company without Cause; or (ii) by the Executive with Adequate Justification, in addition to other rights and remedies available in law or equity, the Executive shall be entitled to the following:

(i)    the Company or InterCept shall pay the Executive in cash, within 15 days of the Termination Date, an amount equal to all Accrued Compensation and the Pro Rata Bonus;

(ii)    the Company or InterCept shall pay to the Executive in cash, at the end of each month in the period that is the greater of (x) the twelve (12) consecutive months following the Termination Date, or (y) the remainder of the Term, an amount equal to one-twelfth of the sum of the Base Amount and the Bonus Amount; and

(iii)    the restrictions on any outstanding incentive awards (including stock options) granted to the Executive under the Plan or under any other incentive plan or arrangement shall lapse, and such incentive award shall become 100% vested and may be exercised for a period of ninety (90) days following the date of termination, when such incentive awards shall terminate.

e.    If the Executive’s employment with the Company shall be terminated during the Term by the Executive for any reason other than with Adequate Justification, the Company or InterCept shall pay to the Executive, within 15 days after the Termination Date, a lump sum cash payment equal to the Accrued Compensation.

f.    The severance pay provided for in this Section 4 shall be in lieu of any other severance or termination pay to which the Executive may be entitled under any Company severance or termination plan, program, practice, or arrangement. The Executive’s entitlement to any other compensation or benefits shall be determined in accordance with the Company’s Executive benefit plans and other applicable programs, policies and practices then in effect.

5.    Protection of Trade Secrets and Confidential Information.

a.    Through exercise of his rights and performance of his obligations under this Agreement, Executive will be exposed to Trade Secrets and Confidential Business Information. Executive agrees to cooperate with any and all confidentiality requirements of the Company, and Executive shall immediately notify the Company of any unauthorized disclosure or use of any Trade Secrets of which Executive becomes aware.

b.    Except as required to perform his obligations under this Agreement or except with Company’s prior written permission, Executive shall not use, redistribute, market, publish, disclose or divulge to any other person or entity any Trade Secrets of the Company. The Executive’s obligations under this provision shall remain in force during the term of his employment or for a period of ten (10) years after the Executive’s last date of employment, provided that this covenant is in addition to and not in lieu of any remedies available to the Company or under Delaware law.

c.    The Executive agrees to maintain in strict confidence and, except as necessary to perform his duties for the Company, not to use or disclose any Confidential Business Information at any time, either during the term of his employment or for a period of three (3) years after the Executive’s last date of employment.

d.    Upon termination of employment, the Executive shall leave with the Company all business records relating to the Company and its affiliates including, without limitation, all contracts, calendars, and other materials or business records concerning its business or customers, including all physical, electronic, and computer copies thereof, whether or not the Executive prepared such materials or records himself. Upon such termination, the Executive shall retain no copies of any such materials.

e.    Nothing in this Section 5 shall prevent the Executive from disclosing Trade Secrets or Confidential Business Information pursuant to a court order or court-issued subpoena, so long as the Executive first notifies the Company of said order or subpoena in sufficient time to allow the Company to seek an appropriate protective order. The Executive agrees that if he receives any formal or informal discovery request, court order, or subpoena requesting that he disclose Trade Secrets or Confidential Business Information, he will immediately notify the Company and provide the Company with a copy of said request, court order, or subpoena.

6.    Non-Solicitation and Related Matters.

a.    If the Executive is terminated for Cause or if the Executive resigns without Adequate Justification, then for a period of two (2) years following the date of termination, the Executive shall not (except on behalf of or with the prior written consent of the Company) either directly or indirectly, on the Executive’s own behalf or in the service or on behalf of others, (i) solicit, divert, or appropriate to or for a Competing Business, or (ii) attempt to solicit, divert, or appropriate to or for a Competing Business, any person or entity that was a customer or prospective customer of the Company on the date of termination and with whom the Executive had direct material contact within six months of the Executive’s last date of employment.

b.    If the Executive is terminated for Cause or if the Executive resigns without Adequate Justification, then for a period of two (2) years following the date of termination, the Executive will not, either directly or indirectly, on the Executive’s own behalf or in the service or on behalf of others, (i) solicit, divert, or hire away, or (ii) attempt to solicit, divert, or hire away any employee of or consultant to the Company or any of its affiliates engaged or experienced in the Business, regardless of whether the employee or consultant is full-time or temporary, the employment or engagement is pursuant to written agreement, or the employment is for a determined period or is at will.

c.    The Executive acknowledges and agrees that great loss and irreparable damage would be suffered by the Company if the Executive should breach or violate any of the terms or provisions of the covenants and agreements set forth in this Section 6. The Executive further acknowledges and agrees that each of these covenants and agreements is reasonably necessary to protect and preserve the interests of the Company. The parties agree that money damages for any breach of clauses (a) and (b) of this Section 6 will be insufficient to compensate for any breaches thereof, and that the Executive or any of the Executive’s affiliates, as the case may be, will, to the extent permitted by law, waive in any proceeding initiated to enforce such provisions any claim or defense that an adequate remedy at law exists. The existence of any claim, demand, action, or cause of action against the Company, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of the covenants or agreements in this Agreement; provided, however, that nothing in this Agreement shall be deemed to deny the Executive the right to defend against this enforcement on the basis that the Company has no right to its enforcement under the terms of this Agreement.

d.    The Executive acknowledges and agrees that: (i) the covenants and agreements contained in clauses (a) through (e) of this Section 6 are the essence of this Agreement; (ii) the Executive has received good, adequate and valuable consideration for each of these covenants; and (iii) each of these covenants is reasonable and necessary to protect and preserve the interests and properties of the Company. The Executive also acknowledges and agrees that: (i) irreparable loss and damage will be suffered by the Company should the Executive breach any of these covenants and agreements; (ii) each of these covenants and agreements in clauses (a) and (b) of this Section 6 is separate, distinct and severable not only from the other covenants and agreements but also from the remaining provisions of this Agreement; and (iii) the unenforceability of any covenants or agreements shall not affect the validity or enforceability of any of the other covenants or agreements or any other provision or provisions of this Agreement. The Executive acknowledges and agrees that if any of the provisions of clauses (a) and (b) of this Section 6 shall ever be deemed to exceed the time, activity, or geographic limitations permitted by applicable law, then such provisions shall be and hereby are reformed to the maximum time, activity, or geographical limitations permitted by applicable law.

e.    The Executive and the Company hereby acknowledge that it may be appropriate from time to time to modify the terms of this Section 6 and the definition of the term “Business” to reflect changes in the Company’s business and affairs so that the scope of the limitations placed on the Executive’s activities by this Section 6 accomplishes the parties’ intent in relation to the then current facts and circumstances. Any such amendment shall be effective only when completed in writing and signed by the Executive and the Company.

7.    Non-Competition and Related Matters.

a.    If the Executive is terminated for Cause or if the Executive resigns without Adequate Justification, then for a period of two (2) years following the date of termination, the Executive shall not (except on behalf of or with the prior written consent of the Company) either directly or indirectly, on the Executive’s own behalf or in the service or on behalf of others, serve as an officer or senior manager in any Competing Business within the States of Georgia and Florida.

b.    The Executive acknowledges and agrees that great loss and irreparable damage would be suffered by the Company if the Executive should breach or violate any of the terms or provisions of the covenants and agreements set forth in this Section 7. The Executive further acknowledges and agrees that each of these covenants and agreements is reasonably necessary to protect and preserve the interests of the Company. The parties agree that money damages for any breach of clause (a) of this Section 7 will be insufficient to compensate for any breaches thereof, and that the Executive or any of the Executive’s affiliates, as the case may be, will, to the extent permitted by law, waive in any proceeding initiated to enforce such provisions any claim or defense that an adequate remedy at law exists. The existence of any claim, demand, action, or cause of action against the Company, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of the covenants or agreements in this Agreement; provided, however, that nothing in this Agreement shall be deemed to deny the Executive the right to defend against this enforcement on the basis that the Company has no right to its enforcement under the terms of this Agreement.

c.    The Executive acknowledges and agrees that: (i) the covenants and agreements contained in clause (a) of this Section 7 are the essence of this Agreement; (ii) the Executive has received good, adequate and valuable consideration for each of these covenants; and (iii) each of these covenants is reasonable and necessary to protect and preserve the interests and properties of the Company. The Executive also acknowledges and agrees that: (i) irreparable loss and damage will be suffered by the Company should the Executive breach any of these covenants and agreements; (ii) each of these covenants and agreements in clause (a) of this Section 7 is separate, distinct and severable not only from the other covenants and agreements but also from the remaining provisions of this Agreement; and (iii) the unenforceability of any covenants or agreements shall not affect the validity or enforceability of any of the other covenants or agreements or any other provision or provisions of this Agreement. The Executive acknowledges and agrees that if any of the provisions of clause (a) of this Section 7 shall ever be deemed to exceed the time, activity, or geographic limitations permitted by applicable law, then such provisions shall be and hereby are reformed to the maximum time, activity, or geographical limitations permitted by applicable law.

d.    The Executive and the Company hereby acknowledge that it may be appropriate from time to time to modify the terms of this Section 7 and the definition of the term “Business” to reflect changes in the Company’s business and affairs so that the scope of the limitations placed on the Executive’s activities by this Section 7 accomplishes the parties’ intent in relation to the then current facts and circumstances. Any such amendment shall be effective only when completed in writing and signed by the Executive and the Company.

8.    Successors; Binding Agreement.

a.    This Agreement shall be binding upon and shall inure to the benefit of the Company, its Successors and Assigns and the Company shall require any Successors and Assigns to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place.

b.    Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Executive, his beneficiaries or legal representatives, except by will or by the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal personal representative.

9.    Notice.    For the purposes of this Agreement, notices and all other communications provided for in this Agreement (including the Notice of Termination) shall be in writing and shall be deemed to have been duly given when personally delivered or sent by certified mail, return receipt requested, postage prepaid, addressed to the respective addresses last given by each party to the other; provided, however, that all notices to the Company shall be directed to the attention of the Chief Executive Officer of InterCept with a copy to the Secretary of InterCept. All notices and communications shall be deemed to have been received on the date of delivery thereof.

10.    Modification and Waiver.    No provisions of this Agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by the Executive and the Company. No waiver by any party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

11.    Governing Law.    This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without giving effect to the conflict of laws principles thereof. Any action brought by any party to this Agreement shall be brought and maintained in a court of competent jurisdiction in State of Delaware.

12.    Severability.    The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

13.    Entire Agreement.    This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, if any, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.

14.    Headings.    The headings of Sections herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

15.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

16.    Definitions.    For purposes of this Agreement, the following terms shall have the following meanings:

“Accrued Compensation” shall mean an amount which shall include all amounts earned or accrued through the Termination Date but not paid as of the Termination Date including (i) base salary, and (ii) reimbursement for reasonable and necessary expenses incurred by the Executive on behalf of the Company during the period ending on the Termination Date.

“Adequate Justification” shall mean the occurrence of any of the following events or conditions: (i) a material failure of the Company to comply with the terms of this Agreement; (ii) other than as provided for herein, the removal of the Executive from his position hereunder or any other substantial diminution in the Executive’s authority or the Executive’s responsibilities; (iii) a relocation of the Executive’s principal work site to a principal work site that is more than twenty-five (25) miles from the Executive’s principal work site on the date the Executive signs this Agreement; or (iv) a Change of Control.

“Agreement” shall have the meaning set forth in the recitals.

“Base Amount” shall mean the Executive’s annual base salary at the rate in effect on the Termination Date, and shall include all amounts, if any, of his base salary that are deferred under the qualified and non-qualified employee benefit plans of the Company or any other agreement or arrangement.

“Board” shall have the meaning set forth in the recitals.

“Bonus Amount” shall mean the most recent annual bonus paid or payable to the Executive.

“Business” shall mean the providing of services that enable merchants to accept and process real-time payments for goods and services over the Internet, as well as services related to outsourced payment processing, transaction processing, risk management, transaction security, fraud control, reporting tools, subscription, shopping cart functionality, marketing, payment options, interface, and back office management.

“Bylaws” shall mean the Amended and Restated Bylaws of the Company, as amended, supplemented or otherwise modified from time to time.

“Cause” shall mean:

(i)    any act that (X) constitutes, on the part of the Executive, fraud, dishonesty, or gross malfeasance of duty, and (Y) is demonstrably likely to lead to material injury to the Company or resulted or was intended to result in direct or indirect gain to or personal enrichment of the Executive; provided, however, that such conduct shall not constitute Cause:

(A)    unless (1) there shall have been delivered to the Executive a written notice setting forth with specificity the reasons that the Board believes the Executive’s conduct constitutes the criteria set forth in clause (i), (2) the Executive shall have been provided the opportunity, if such behavior is susceptible to cure, to cure the specific inappropriate behavior within 30 days following written notice, (3) after such 30-day period, the Board determines that the behavior has not been cured, and (4) the termination is evidenced by a resolution adopted in good faith by a majority of the members of the Board (other than the Executive if the Executive is on the Board at the time); or

(B)    if such conduct (1) was believed by the Executive in good faith to have been in or not opposed to the interests of the Company, and (2) was not intended to and did not result in the direct or indirect gain to or personal enrichment of the Executive; or

(ii)    the conviction (from which no appeal may be or is timely taken) of the Executive of a felony; or

(iii)    the Executive fails to comply with written performance objectives previously agreed upon by the Executive and the Board; provided, however, that such conduct shall not constitute Cause unless (1) there shall have been delivered to the Executive a written notice setting forth with specificity the reasons that the Board believes the Executive’s conduct constitutes the criteria set forth in this clause (iii), (2) the Executive shall have been provided the opportunity, if such behavior is susceptible to cure, to cure the specific inappropriate behavior within 30 days following written notice, (3) after such 30-day period, the Board determines that the behavior has not been cured, and (4) the termination is evidenced by a resolution adopted in good faith by a majority of the members of the Board (other than the Executive if the Executive is a member of the Board at the time). The Executive shall receive only one opportunity to cure conduct of the nature described in clause (iii). Therefore, in the event of a second notice under clause (iii), only the steps provided in subclauses (1) and (4) shall apply.

“Change of Control” shall mean any merger, consolidation, sale of all or substantially all of the Company’s or InterCept’s assets, or any other transaction which results in the stockholders of the Company or of InterCept’s immediately prior to the transaction owning less than fifty percent (50%) of the Company’s or InterCept’s voting power immediately after such transaction, respectively; provided, however, that a Change in Control shall not be deemed to have occurred if (a) there is no substantial diminution in the Executive’s authority or the Executive’s responsibilities and (b) either John W. Collins or Scott R. Meyerhoff remains on the Board or as an executive officer of InterCept (or its successor).

“Company” shall have the meaning set forth in the recitals.

“Competing Business” shall mean any business that, in whole or in part, is the same or substantially the same as the Business.

“Confidential Business Information” shall mean any non-public information of a competitively sensitive nature, other than Trade Secrets, acquired by the Executive, directly or indirectly, in connection with the Executive’s employment, including (without limitation) oral and written information concerning the Company, InterCept, or its affiliates relating to financial position and results of operations (revenues, margins, assets, net income, etc.), annual and long-range business plans, marketing plans and methods, account invoices, oral or written customer information, and personnel information. Confidential Business Information also includes information recorded in manuals, memoranda, projections, minutes, plans, computer programs, and records, whether or not legended or otherwise identified by the Company and its affiliates as Confidential Business Information, as well as information which is the subject of meetings and discussions and not so recorded; provided, however, that Confidential Business Information shall not include information that is generally available to the public, other than as a result of disclosure, directly or indirectly, by the Executive, or was available to the Executive on a non-confidential basis prior to its disclosure to the Executive.

“Disability” shall mean the inability of the Executive to perform substantially all of his current duties as required hereunder for a continuous period of 180 days because of mental or physical condition, illness, or injury.

“Effective Date” shall mean the date set forth in the recitals.

“Executive” shall have the meaning set forth in the recitals.

“Notice of Termination” shall mean a written notice of termination from the Company or the Executive that specifies an effective date of termination, indicates the specific termination provision in this Agreement relied upon, and, if applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.

“Plan” shall mean The InterCept Group, Inc. Amended and Restated 1996 Stock Option Plan, and any additional, successor or replacement stock option plan adopted by the Company.

“Pro Rata Bonus” shall mean an amount equal to the Bonus Amount multiplied by a fraction the numerator of which is the number of days in the fiscal year through the Termination Date and the denominator of which is 365.

“Successors and Assigns” shall mean a corporation or other entity acquiring all or substantially all the assets and business of the Company (including this Agreement), whether by operation of law or otherwise.

“Term” shall have the meaning set forth in Section 2 of this Agreement.

“Termination Date” shall mean, in the case of the Executive’s death, his date of death, and in all other cases, the date specified in the Notice of Termination.

“Trade Secrets” shall mean information or data of or about the Company or any affiliated entity, including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, financial data, financial plans, products plans, or lists of actual or potential customers, clients, distributors, or licensees, that: (i) derive economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from their disclosure or use; and (ii) are the subject of efforts that are reasonable under the circumstances to maintain their secrecy. To the extent that the foregoing definition is inconsistent with a definition of “trade secret” mandated under applicable law, the latter definition shall govern for purposes of interpreting the Executive’s obligations under this Agreement.

17.    Joint and Several Liability of the Company and InterCept.    The Company and InterCept agree that they are jointly and severally liable for all financial obligations to Executive under this Agreement.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its officer thereunto duly authorized, and the Executive has signed this Agreement, effective as of the date first above written.

ELECTRONIC PAYMENT EXCHANGE, INC.

By:	/s/ Scott R. Meyerhoff
Name: Scott R. Meyerhoff Title: CFO

INTERCEPT, INC.

By:	/s/ Scott R. Meyerhoff
Name: Scott R. Meyerhoff Title: SVP, CFO & Secretary

EXECUTIVE

By:	/s/ Raymond Moyer
Raymond Moyer